Exhibit 21.1

Name	Jurisdiction of Formation/Incorporation
Extra Space Storage LP	Delaware
The list above excludes consolidated wholly-owned subsidiaries carrying on the same line of business (the ownership and operation of commercial real estate). The list also excludes other subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2019. A total of 329 subsidiaries have been excluded, each of which operates in the United States [other than one subsidiary which operates in Bermuda].